Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Schedules
2018 Annual General Meeting for December 19, 2018

HONG KONG — November 21, 2018 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading independent online marketing and data technology platform in China, today announced that it will hold its 2018 annual general meeting on December 19, 2018 at 9:00 a.m. (Hong Kong time) in Hong Kong, China.

Date:	December 19, 2018

Time:	09:00 a.m., Hong Kong time

Location:	15/F Prosperity Millennia Plaza
663 King’s Road, Quarry Bay, Hong Kong, China

The annual general meeting will be devoted to the following proposals:

1.                                      To appoint and ratify the appointment of Mr. James Kim as director of the Company;

2.                                      AS A SPECIAL RESOLUTION, in accordance with requirements in the Company’s Memorandum and Articles of Association, the Company’s Memorandum and Articles of Association be amended by deleting Articles 149, 150 and 151 in their entirety (the “Amendments”), and the amended and restated the Memorandum and Articles of Association in the form attached to the Notice of Meeting (as attached thereto as Exhibit A) reflecting only the Amendments be adopted in substitution with immediate effect; and

3.                                      To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 19, 2018 (New York Time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2018 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2017 is available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick Interactive was established in 2009, currently operating in nine locations worldwide including Asia and London.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts
In China:	In the United States:
iClick Interactive Asia Group Limited	PondelWilkinson Inc.
Lisa Li	Evan Pondel / Laurie Berman
Phone: +852-3700-9065	Phone: +1-310-279-5980
E-mail: ir@i-click.com	E-mail: iclk@pondel.com